Execution Version

ACQUISITION AGREEMENT

BETWEEN

AURICO GOLD INC.

AND

ENDEAVOUR SILVER CORP.

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

THIS AGREEMENT is made as of April 13, 2012

BETWEEN:

AURICO GOLD INC., a company amalgamated under the laws of the Province of Ontario, having a place of business at 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4

(the “Vendor”)

 - and -

ENDEAVOUR SILVER CORP., a company incorporated under the laws of the Province of British Columbia, having a place of business at Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8

(the “Purchaser”)

WHEREAS:

A.	the Vendor is the legal and beneficial owner of all of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”);

B.

the Vendor, through its indirectly wholly-owned subsidiaries, owns and operates the El Cubo Project (as defined herein) in the State of Guanajuato, Mexico, and the Guadalupe y Calvo Project (as defined herein) in the State of Chihuahua, Mexico (together, the “Projects”); and

C.

The Purchaser wishes to acquire the Projects by acquiring (i) all of the Vendor’s legal and beneficial interest in all of the issued and outstanding Mexgold Shares (as defined herein); and (ii) all of the Vendor’s legal and beneficial interest in the Minority Shares (as defined herein) (collectively, the “Purchased Shares”) on the terms and conditions as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual agreements and covenants herein contained and for other good and valuable consideration (the receipt and adequacy of such consideration being mutually acknowledged by each Party), the Parties covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Definitions

In this Agreement, the following words and phrases shall have the following meanings:

(a)

“2012 Budgets” means the capital and operating budget of CM del Cubo in respect of the El Cubo Project for the first half of 2012 and the capital and exploration budget of AGCH in respect of the Guadalupe y Calvo Project for the first half of 2012 attached hereto as Schedule 1.1(a);

(b)	“Action” means any claim, action, suite, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority;

(c)	“Adjustment Amount” means the amount payable by the Vendor or the Purchaser, as applicable, pursuant to Section 2.4(d) or 2.4(e);

(d)	“Affiliate” has the meaning ascribed to that term in the Securities Act (Ontario);

(e)	“AGCH” means AuRico Gold GYC, S.A. de C.V.;

(f)

“Applicable Laws” means, with respect to any Person, any national or foreign federal, state, provincial or local laws, ordinance, regulation, rule, code, order, other requirement or rule of law having the force of law or stock exchange rule applicable to such Person or any of its respective properties, assets, officers, directors, employees, independent contractors, consultants or agents;

(g)	“Area of Interest” has the meaning ascribed thereto in section 5.1;

(h)

“Assets” means all tangible and intangible goods, chattels, fixtures, improvements or other items (for greater certainty, including all tailings, tailings ponds, tailings dams and other tailings impound facilities) which are material to the Business, and including, without limitation, all real property, real property leases, Buildings, Equipment, Equipment leases, and Inventory, owned, leased, acquired for or used by the Subsidiaries and which are material to the conduct of the Business, or any part thereof, or in which a Subsidiary has a right, title or interest, wherever situated;

(i)	“Assumed Obligations” means any and all Liabilities and obligations of the Vendor of any nature whatsoever arising from or in connection with the Las Torres Lease;

(j)

“Bank Encumbrance” means collectively the security interests granted by the Vendor and Mexgold over the Purchased Shares and all of the present and after acquired property and assets of Mexgold to The Bank of Nova Scotia pursuant to its existing credit facilities;

(k)	“BCBCA” means the Business Corporations Act(British Columbia), as amended, together with the regulations thereto;

(l)	“BCICAC” has the meaning ascribed thereto in section 16.1;

(m)

“Buildings” means all plants, mills, hoists, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on, under or in or forming part of the Projects;

(n)

“Business” means collectively the exploration, development and mining and related operations and activities carried on by the Subsidiaries, including but not limited to, all exploration, development and mining and related operations and activities carried on in respect of the El Cubo Project, located in the State of Guanajuato, Mexico, and the Guadalupe y Calvo Project located in the State of Chihuahua, Mexico;

(o)	“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia or Mexico City, Mexico;

(p)	“Closing” means the completion of the purchase of the Purchased Shares by the Purchaser on the Closing Date;

(q)

“Closing Date” means the earlier of June 29, 2012 and the second business day following the receipt of all Key Purchaser Regulatory Approvals and Key Vendor Regulatory Approvals, or such other date as the parties may agree;

(r)

“Closing Date Financial Statements” means the unaudited consolidated financial statements of Mexgold dated the Closing Date and prepared as of the Closing Date in accordance with IFRS, as consistently applied with prior periods, consisting of a balance sheet, a statement of income and retained earnings and the notes thereon;

(s)	“Closing Time” means 10:00 a.m. (Pacific Time) or such other time as may be agreed upon by the parties;

(t)	“CM del Cubo” means Compania Minera Del Cubo, S.A. de C.V.;

(u)	“CMT” means Compania Minera Las Torres, S.A. de C.V.;

(v)	“Confidentiality Agreement” means the confidentiality agreement dated December 2, 2011 between the Vendor and the Purchaser;

(w)	“Contingent Payments” has the meaning ascribed thereto in Section 2.5(a);

(x)	“El Cubo Project” means the El Cubo Property and all related Assets;

(y)	“El Cubo Property” means the Owned Concessions and the Leased Concessions listed in Schedule “A” hereto and all related lands, surface rights and access rights of the Subsidiaries;

(z)

“Encumbrance” means any mortgage, hypothec, pledge, deed of trust, assignment, charge, lien, claim, security interest, adverse interest, royalty, overriding royalty, preferential purchase rights, other third Person interest or encumbrance or burden of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(aa)

“Environment” means the air, surface water, underground water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and “Environmental” shall have a similar extended meaning;

(bb)

“Environmental Law” means any Applicable Laws currently in effect relating to pollution or protection of the environment, health, safety or natural resources, including, without limitation, to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials;

(cc)

“Environmental Notice” means any written directive, order, claim, litigation, investigation, proceeding, judgment, letter or other written communication from any Person, including any Governmental Authority, relating to material non-compliance with or breach of any Environmental Law or Environmental Permit;

(dd)	“Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law;

(ee)

“Equipment” means all fixed assets and tangible personal property owned or leased by any of the Subsidiaries, or in which any of the Subsidiaries otherwise has or acquired a right title or interest, and in each case which is material to the Business, including, without limitation, all machines, machinery, motor vehicles, trucks and other mobile equipment, mining equipment, rolling stock, fixtures, tools, furniture, furnishings, material handling equipment and office equipment, wherever located. For the purposes of this Agreement any fixed assets and tangible personal property owned or leased by the Subsidiaries having a book value in excess of $25,000 shall be deemed to be “material” for the purposes of this Agreement;

(ff)	“Equipment Leases” has the meaning ascribed thereto in Subsection 6.1(p);

(gg)

“Final Decision” means a decision by a Governmental Authority from which no appeal lies or in respect of which all appeal rights have been exhausted and all time periods for appeal have expired without appeals having been taken;

(hh)

“Financial Statements” means the unaudited financial statements of each of the Subsidiaries for the financial year ended December 31, 2011 consisting of a balance sheet, statement of retained earnings, an income statement and a statement of cash flows, including the notes to such financial statements;

(ii)	“Force Majeure Extension” means any extension of the term of the Las Torres Lease arising by operation of the force majeure declared by the Vendor on June 23, 2010 and ending February 24, 2011;

(jj)

“Governmental Authority” means, as the context requires, any Canadian, Mexican or other foreign federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body having jurisdiction;

(kk)	“Guadalupe y Calvo Project” means the Guadalupe y Calvo Property and all related Assets;

(ll)	“Guadalupe y Calvo Property” means the Owned Concessions listed in Schedule “B” hereto and all related lands, surface rights and access rights of the Subsidiaries;

(mm)

“Hazardous Materials” means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good including any that may impair the quality of any waters, in each case as so defined, judicially interpreted or identified in any Environmental Law;

(nn)	“IFRS” means International Financial Reporting Standards;

(oo)	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

(pp)	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Article 15;

(qq)	“Indemnification Claim” means any act, omission or state of facts or claim which may give rise to a right to indemnification under Article 15;

(rr)	“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

(ss)	“Inventory” means all inventories of ore, raw materials, minerals-in-progress, stock-in- trade, concentrated or refined silver or gold, and supplies, of or pertaining to the Business;

(tt)	“Key Personnel” means those individuals listed in Schedule 1.1(tt) hereto;

(uu)

“Key Purchaser Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities set out in Schedule 1.1(uu) hereto;

(vv)

“Key Purchaser Third Party Consents” means those consents, approvals and notices, including as set out in Schedule 1.1(vv) hereto, required to proceed with the transactions contemplated by this Agreement;

(ww)

“Key Vendor Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities set out in Schedule 1.1(ww) hereto;

(xx)

“Key Vendor Third Party Consents” means those consents, approvals and notices, including as set out in Schedule 1.1(xx) hereto, required to proceed with the transactions contemplated by this Agreement;

(yy)

“Las Torres Facilities” means all of the interests and rights, including but not limited to, the mining concessions, surface lands, plant, tailings, water rights, dam, equipment, fixtures and buildings currently leased by CM del Cubo under the Las Torres Lease;

(zz)

“Las Torres Lease” means that certain lease agreement between CMT, Metales and CM del Cubo dated September 7, 2004, as amended January 1, 2006, November 28, 2008 and September 4, 2009, which agreement is scheduled to terminate on September 6, 2012 (subject to the Force Majeure Extension);

(aaa)	“Leased Concessions” has the meaning ascribed thereto in subsection 6.1(m);

(bbb)	“Letter of Credit” means the letter of credit provided by the Vendor in the amount of $1,000,000 under the Las Torres Lease

(ccc)	“Letter of Intent” means the letter of intent dated February 25, 2012 between the Vendor and the Purchaser;

(ddd)

“Liabilities” means any and all debts, trade accounts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, those arising under any Applicable Law, Action or order of a Governmental Authority and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including, without limitation, arising directly or indirectly under or pursuant to any loan (including any Shareholder Loan), credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement, in each case of any Subsidiary;

(eee)	“LME” means the London Metals Exchange;

(fff)

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all reasonable legal fees (including those on a solicitor and own client basis) and other reasonable professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) but excluding consequential loss, loss of profit and/or special or punitive damages arising directly or indirectly as a consequence of such matter;

(ggg)

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the Business, a Project or the assets, capital, properties, liabilities (contingent or otherwise), prospects, operations, results of operations or condition (financial or otherwise) of Mexgold (on a consolidated basis);

(hhh)

“Material Contracts” means those commitments, contracts, instruments, leases and other agreements, oral or written, entered into by each of the Subsidiaries by which it is bound or to which it or its owned Assets are subject which have total payment obligations on the part of such Subsidiary which exceed $1,000,000 or are for a term of or in excess of 12 months;

(iii)	“Metales” means Metales Interamericanos, S.A. de C.V.;

(jjj)	“Mexgold” means Mexgold Resources Inc.;

(kkk)	“Mexgold Shares” means the common shares in the capital of Mexgold;

(lll)	“Minority Shares” means the shares of CM del Cubo, AGCH and Metales, respectively, that are registered to the Vendor, as set forth in Schedule “C” hereto;

(mmm)	“National Workers’ Union” means the National Workers’ Union of Mining, Metallurgical, Iron and Steel and Similar Workers of Mexico, Section No. 142 or any successor thereof;

(nnn)	“NI 43-101” means National Instrument 43-101 – Standards for Disclosure of Mineral Projects;

(ooo)	“NYSE” means the New York Stock Exchange;

(ppp)	“Outside Date” means June 29, 2012 or such later date as the parties may agree;

(qqq)	“Owned Concessions” has the meaning ascribed thereto in subsection 6.1(m);

(rrr)	“Party” means a party to this Agreement;

(sss)	“Payment Shares” has the meaning ascribed thereto in section 2.2;

(ttt)	“Permitted Encumbrances” means

	(i)	those Encumbrances set forth in Schedule “D” hereto;

	(ii)	security given to a public utility or any Governmental Authority when required in the ordinary course of business;

(iii)

undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the operation of the Business, a claim for which has not been filed or registered pursuant to law of which notice in writing has not been given;

	(iv)	any reservations or exceptions contained in the concessions or other original grant of rights underlying or related to the Properties;

(v)

easements and any registered restrictions or covenants that run with the Properties that do not in the aggregate detract from the value of the Properties and will not materially and adversely affect the ability to carry on the operations of the Business;

	(vi)	any Encumbrance right or royalty vested in favour of any Governmental Authority arising under Applicable Laws or the terms of any Material Contract, mineral concession or license;

	(vii)	any rights arising pursuant to the terms of any Material Contract or the Las Torres Lease, including the rights to seize assets in case of breach of same;

(viii)

rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that they do not in the aggregate materially detract from the value of the Properties and will not materially and adversely affect the ability to carry on the operation of the Business or on any one Project; and

(ix)

zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Properties, provided that they do not in the aggregate materially detract from the value of the Properties and will not materially and adversely affect the ability to carry on the operation of the Business or on any one Project;

(uuu)

“Permits” means any and all permits, licences, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, including any Environmental Permits, conferred or otherwise granted by any Governmental Authority and used or required in the conduct of the Business as currently being conducted or related to any Asset;

(vvv)

“Person” includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof;

(www)

“Prime Rate” for any day means the rate of interest expressed as a rate per annum that The Toronto Dominion Bank publishes at its head office in Toronto as the reference rate of interest that it will charge on that day for Canadian commercial dollar demand loans to its customers in Canada and which it at present refers to as “TD Prime Rate”;

(xxx)	“Projects” means the El Cubo Project and the Guadalupe y Calvo Project;

(yyy)	“Properties” means the El Cubo Property and the Guadalupe y Calvo Property;

(zzz)	“Purchase Price” means the purchase price for the Purchased Shares, as set out in section 2.2;

(aaaa)	“Purchased Shares” has the meaning set forth in Recital C to this Agreement;

(bbbb)

“Purchaser’s Disclosure Documents” means all documents and information filed by the Purchaser under Applicable Laws since January 1, 2006 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) web-site;

(cccc)

“Purchaser Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the business, assets, capital, properties, liabilities (contingent or otherwise), prospects, operations, results of operations or condition (financial or otherwise) of the Purchaser (on a consolidated basis);

(dddd)	“Regulation S” means Regulation S under the U.S. Securities Act;

(eeee)

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping, placing or any similar action defined in any Environmental Law;

(ffff)	“Rules has the meaning ascribed thereto in section 16.1;

(gggg)	“Shareholder Loan” means any amount due or accruing due to (i) the Vendor from any Subsidiary; or (ii) a direct or indirect subsidiary of the Vendor (other than the Subsidiaries) from any Subsidiary;

(hhhh)	“Statement of Adjustments” means collectively the Closing Date Financial Statements and the Statement of Closing Working Capital;

(iiii)	“Statement of Closing Working Capital” means the calculation of Mexgold’s Working Capital (on a consolidated basis) as of the Closing Date based on the Closing Date Financial Statements;

(jjjj)	“Subsidiaries” means Mexgold, CM del Cubo, AGCH and Metales, and “Subsidiary” means any one of the foregoing companies, as the context may require;

(kkkk)	“subsidiary” has the meaning ascribed to that term in the Securities Act (British Columbia);

(llll)	“Suspension Period” has the meaning ascribed thereto in section 2.5(b);

(mmmm)	“Tajo Plant” has the meaning ascribed thereto in section 2.5(b);

(nnnn)	“Taxes” means all taxes, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limitation, all income taxes, payroll taxes, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross receipts taxes, occupation taxes, mining taxes, real and personal property taxes, value added taxes, stamp taxes, transfer taxes, withholding taxes, workers’ compensation, social security payments, health taxes, unemployment insurance payments, public works payments and any other contributions under Applicable Laws and other obligations of the same or of a similar nature;

(oooo)	“Tax Returns” means all reports, estimates, information statements and returns relating to, or required to be filed in connection with, any Taxes pursuant to the statutes, rules and regulations of any federal, state, local or foreign government taxing authority;

(pppp)	“Technical Information” means all information and all know-how owned, leased or licensed by the Subsidiaries or in which any of the Subsidiaries has a right, title or interest, or which is otherwise related to the Business or the Assets and which is in the possession or control of the Vendor or the Subsidiaries, including:

(i) information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form; and

(ii) maps, plans, designs, research data, research plans, development plans, drill core samples, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures;

(qqqq)	“Third Party Claim” means any Indemnification Claim asserted against an Indemnified Party, that relates to a liability paid or payable to, or claimed by, by any Person who is not a Party or an affiliate of a Party;

(rrrr)	“TSX” means the Toronto Stock Exchange;

(ssss)	“Union Contract” means that agreement signed in February 2011 between CM del Cubo and the National Workers’ Union for an initial 12 month term commencing on February 18, 2011 and which must pursuant to Applicable Law be reviewed every 24 months;

(tttt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(uuuu)	“United States” means “United States” as defined in Rule 902(l) of Regulation S;

(vvvv)	“U.S. Person” means a “U.S. person” as defined under Rule 902(k) of Regulation S;

	(wwww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(xxxx)

“Vendor’s Disclosure Documents” means all documents and information filed by the Vendor or the Vendor’s predecessors in title under Applicable Laws since January 1, 2006 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) web-site; and

(yyyy)

“Working Capital” means an amount equal to the aggregate value of Mexgold’s current assets (on a consolidated basis) less the aggregate value of Mexgold’s current liabilities (on a consolidated basis), calculated in accordance with IFRS except as expressly provided herein. For greater certainty, Working Capital shall include (1) as part of the current assets cash and marketable securities, accounts receivable, all inventories, prepaid expenses, the Letter of Credit (but only if the Vendor and Purchaser are unsuccessful in obtaining the assignment and novation of the Vendor’s rights and obligations under the Las Torres Lease prior to the Closing Time), and (2) as part of the current liabilities accounts payable, income taxes payable up to the Closing Date and the current portion of long-term obligations which remain with the Subsidiaries following the Closing.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

	(a)	“this Agreement” means this Agreement, including the Schedules hereto, as it may from time to time be supplemented or amended;

(b)

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

(c)

all references in this Agreement to a designated Article, section, subsection, paragraph, clause, subclause or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph, clause, subclause or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(d)

the words “herein”, “hereof”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, section, subsection, paragraph, clause, subclause or other subdivision or Schedule;

	(e)	the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(f)

the word “or ” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

	(g)	all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with IFRS;

(h)

except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(i)

where the phrase “to the best of the knowledge of” or phrases of similar import are used in this Agreement, it shall be a requirement that the person in respect of whom the phrase is used shall have made such due enquiries as are reasonably necessary to enable such person to make the statement or disclosure;

(j)

the headings to the Articles and other subdivisions of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof; and

(k) unless otherwise specifically noted, all references to money in this Agreement are or shall be to money in lawful money of the United States of America (U.S. dollars).

1.3	Schedules and Exhibits

The following are the schedules and the exhibits to this Agreement:

Schedule 1.1(a)	-	2012 Budgets
Schedule 1.1(tt)	-	Key Personnel
Schedule 1.1(uu)	-	Key Purchaser Regulatory Approvals
Schedule 1.1(vv)	-	Key Purchaser Third Party Consents
Schedule 1.1(ww)	-	Key Vendor Regulatory Approvals
Schedule 1.1(xx)	-	Key Vendor Third Party Consents
Schedule 6.1(ll)	-	Environmental Liabilities
Schedule 6.1(s)		List of Employees
Schedule 6.1(t)		Labour Claims
Schedule 13.2(c)	-	Resignations Of The Directors And Officers
Schedule 13.2(j)		Stock Power Of Attorney Endorsed By The Vendor
Schedule A	-	El Cubo Property
Schedule B	-	Guadalupe y Calvo Property
Schedule C	-	Share Capital Structures
Schedule D	-	Permitted Encumbrances
Schedule E	-	Material Contracts
Schedule F	-	Equipment – Owned and Leased
Schedule G	-	Necessary Permits
Schedule H	-	Insurance Policies
Schedule I	-	Assumption and Release Agreement
Schedule J	-	Vendor and Purchaser Legal Opinions

ARTICLE 2 - PURCHASE AND SALE

2.1	Purchased Shares

The Vendor hereby agrees to sell, assign and transfer to the Purchaser (or to such nominee subsidiary of the Purchaser as the Purchaser may direct in writing at least 2 Business Days prior to the Closing Date) and the Purchaser hereby agrees to purchase from the Vendor, on the Closing Date, the Purchased Shares effective as of and from the Closing, free and clear of all Encumbrances, for the Purchase Price plus or minus the Adjustment Amount, as applicable, plus the Contingent Payments, if any, in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2	Purchase Price

The purchase price for the Purchased Shares shall be the sum of $200,000,000 (the “Purchase Price”) plus or minus, as applicable, the Adjustment Amount. The Purchase Price shall be payable by the Purchaser to the Vendor on Closing in cash (“Cash”) or, at the Purchaser’s election, up to $100,000,000 of the Purchase Price may be paid in common shares of the Purchaser (“Payment Shares”) at a deemed issue price of $9.06 per share. The portion of the Purchase Price payable for the Minority Shares shall be paid in cash and shall not be subject to the Adjustment Amount.

2.3	Adjustment Amount and Contingent Payments

The Adjustment Amount shall be paid by (i) the Vendor (if the Adjustment Amount is negative) to the Purchaser or (ii) the Purchaser (if the Adjustment Amount is positive) to the Vendor in each case in the manner and the time provided in Section 2.4 and to such account or accounts as the Party entitled to payment may advise from time to time in writing. The Contingent Payments shall be made in the manner and at the times provided in Section 2.5 and to such account or accounts as the Vendor may advise the Purchaser from time to time in writing. All payments made hereunder on account of the Cash, Adjustment Amount or the Contingent Payments shall be cash payments and shall be made by way of cash, certified cheque, bank draft or wire transfer of immediately available funds in US dollars.

2.4	Adjustment of Purchase Price

(a)

As soon as practicable following the Closing Date, and in any event within sixty (60) days of the Closing Date, the Purchaser shall prepare and deliver to Vendor the Statement of Adjustments together with a certificate executed by the Purchaser certifying that the information contained in the Statement of Adjustments is true and complete and fairly reflects the information contained in the accounting records of Mexgold (on a consolidated basis) as of the Closing Date. The Vendor shall have twenty (20) days following receipt of any Statement of Adjustments to complete a review of such Statement of Adjustments. If the Vendor disputes the accuracy of all or any part of the Statement of Adjustments, or any of them, it shall deliver, within a further period of ten (10) days following completion of such review of the Statement of Adjustments by the Vendor, notice of such dispute to the Purchaser, which notice shall include a reasonably detailed explanation of the dispute. If the Vendor does not dispute the accuracy of all or any part of the Statement of Adjustments, the Statement of Adjustments will be binding and conclusive on the Parties and be used in calculating the Adjustment Amount.

(b)

In the event of a dispute in respect of the Statement of Adjustments, the Chief Financial Officer of each of the Vendor and the Purchaser shall negotiate in good faith to resolve such dispute. In the event that the Chief Financial Officers are unable to resolve the dispute within ten (10) days, they shall promptly submit such dispute to a mutually agreed upon and nationally recognized independent accounting firm which does not audit the financial statements of, or provide tax, consulting or other services to, either the Purchaser or the Vendor or any of their Affiliates. If the Vendor and the Purchaser cannot agree to the selection of an accounting firm within a further period of five (5) days, the Vendor’s and the Purchaser’s existing auditors shall mutually select an independent accounting firm (in each case as so selected, the “Auditor”). The Auditor shall be instructed to deliver as soon as practicable, and in any event within thirty (30) days, a decision in writing in respect of such dispute or disagreement on the basis of the information provided to it. The Auditor’s decision in respect of such dispute shall be final and binding on the Parties hereto, without any right of appeal, and shall deal with the issue of costs of resolving such dispute and all matters related thereto. The Purchaser and Vendor will each bear fifty percent (50%) of the fees and costs of the Auditor incurred in connection with its decision.

(c)

If the Statement of Adjustments shows a Working Capital that is greater than nil (positive) the Purchase Price shall be adjusted upward by the amount by which the Working Capital exceeds nil. If the Statement of Adjustments shows a Working Capital that is less than nil (negative) the Purchase Price shall be adjusted downward by the amount by which the Working Capital exceeds nil.

(d)

If the Statement of Adjustments shows a Working Capital that is greater than nil (positive) the Purchaser shall within two (2) Business Days following the later of: (i) completion of the review by the Vendor or its representatives of the Adjustment Statements in accordance with section 2.4(a) above, or (ii) the resolution, in accordance with section 2.4(b) above, of any dispute that may arise in respect of the Adjustment Statements (the “Adjustment Date”), pay to the Vendor, as an adjustment to the Purchase Price, an amount equal to the amount by which the Working Capital is greater than nil.

(e)

If the Statement of Adjustments shows a Working Capital that is less than nil (negative) the Vendor shall within two (2) Business Days following the Adjustment Date, pay to the Purchaser, as an adjustment to the Purchase Price, an amount equal to the amount (expressed as a positive number) by which the Working Capital is less than nil.

2.5	Contingent Payments Subsequent to Closing

	(a)	After the Closing Date, the Purchaser agrees to make additional payments to the Vendor solely in consideration for the Mexgold Shares, up to a maximum of $50,000,000 in cash as follows:

(i)

$20,000,000 if at any time during the 3 years following the Closing Date the Purchaser, either directly or through its subsidiaries, obtains use of the Las Torres Facilities after September 6, 2012 (being the date which the term of the Las Torres Lease expires) whether due to a renewal or extension of the Las Torres Lease or otherwise (other than use obtained solely as a result of the Force Majeure Extension);

(ii)

$10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $1,900 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the Closing Date;

(iii)

$10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,000 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the Closing Date; and

(iv)

$10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,100 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the Closing Date (the payments in Section 2.5(a)(i), (ii), (iii) and (iv) are each a “Contingent Payment” and are collectively the “Contingent Payments”);

(b)

provided that if the Purchaser loses access to the Las Torres Facilities prior to the construction and commissioning of the expanded Tajo plant (the “Tajo Plant”) at the El Cubo Property (the “Suspension Period”), other than as a result of a breach of the Las Torres Lease by the Purchaser or the Subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, the Purchaser’s obligation to make any of the payments referred to in paragraphs 2.5(a)(ii) to 2.5(a)(iv) above shall be suspended for the Suspension Period, the calculation of the average gold price shall not include daily prices for any days in the Suspension Period, and both the three year term under which such payments are payable and the calculation of the average gold price shall be extended for a period of time equal to the Suspension Period. If the Purchaser or any Subsidiary loses access to the Las Torres Facilities as a result of a breach of the Las Torres Lease by the Purchaser or the Subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, the conditions to the making of the Contingent Payment in Section 2.5(a)(i) shall be deemed to have been satisfied and the Contingent Payment payable under Section 2.5(a)(i) shall become due and payable by the Purchaser.

(c)	The Purchaser shall use its reasonable commercial efforts to build, expand and commission the Tajo Plant to design specifications as expeditiously as possible.

(d)

Within two (2) Business Days following the date on which a condition to the making of any Contingent Payment is met the Vendor shall notify the Purchaser in writing of the satisfaction (or deemed satisfaction) of such conditions and the Purchaser shall forthwith pay to the Vendor an amount equal to the Contingent Payment which is payable pursuant to this Section 2.5.

(e)

The Vendor acknowledges that the Purchaser intends to establish a credit facility secured by the Purchaser’s existing operating mines from which facility the Purchaser will arrange for Contingent Payments to be made. For greater certainty, nothing in this section 2.5(e) operates to limit or reduce or in any way affect the Purchaser’s obligations to the Vendor for the Contingent Payments under section 2.5.

ARTICLE 3 - CONTINUED ACCESS

3.1	Continued Access

From the date hereof until the earlier of the termination of this Agreement and the Closing Date, subject to compliance with Applicable Law and the terms of any existing contracts, the Vendor shall cause the Subsidiaries and the respective officers, directors, employees, independent auditors, accounting advisers and agents of the Subsidiaries to, afford to the Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of observing mining operations during operating hours and facilitating operational and business planning and integration, to the Subsidiaries officers, employees, agents, properties, plant facilities and operations, books, records and contracts, and shall furnish the Purchaser with all data and information as the Purchaser may reasonably request.

From the date hereof until the earlier of the termination of this Agreement and the Closing Date, subject to compliance with Applicable Law and the terms of any existing contracts, the Purchaser shall and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Vendor and its officers, employees, agents and representatives such access as Vendor may reasonably require at all reasonable times, including for purposes of ensuring compliance by the Vendor with its obligation under this Agreement whether arising before or after the Closing Date, to the officers, employees, agents, properties, books, records and contracts of the Purchaser and its subsidiaries, and shall furnish Vendor with all data and information as Vendor may reasonably request.

After the Closing, upon reasonable prior notice and to the extent permitted by Applicable Law, the Purchaser will give or cause to be given to the representatives, employees, counsel and accountants of the Vendor access, during normal business hours, to the Las Torres Facilities and the books and records of the Subsidiaries and the Purchaser that related to the Las Torres Lease and the Business carried on in respect thereof and will permit such persons to examine and, at the Purchaser’s cost, copy such books and records to the extent reasonably requested by the Vendor (i) in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, indemnification, governmental investigations and other business purposes or (ii) as may be required by the Vendor in connection with the Assumed Obligations (including to verify the Purchaser’s and the Subsidiaries compliance with the terms of the Las Torres Lease)

Each of the Purchaser and the Vendor acknowledge and agree that information furnished pursuant to this Section 3.1 shall be subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 4 - CONDUCT OF BUSINESS PRIOR TO CLOSING

4.1	Conduct

Except as otherwise contemplated or permitted by this Agreement or agreed to by the Purchaser in writing, during the period from the date of this Agreement to the Closing Time, the Vendor shall cause the Subsidiaries to do, the following:

(a)

conduct the Business in the ordinary course and in accordance with the 2012 Budgets, on a reasonable efforts basis consistent with past practice including, without limitation, in respect of exploration, development and production, the collection of accounts receivable, the maintenance of Inventory, the incurrence of accrued expenses and other liabilities and obligations and the payment of accounts payable and cause the Business to be conducted in compliance in all material respects with all Applicable Laws and regulations and Permits and fulfil any obligation required to be performed by it under law or contract to which a Subsidiary is a party to maintain the Owned and Leased Concessions in full force and effect;

(b)

except in the ordinary course of business, enter into or modify in any material respect any Material Contract, Permit, commitment or other right or obligation or arrangement attributable to the Business, except with the prior written consent of the Purchaser;

(c)

pay and discharge all liabilities or obligations of the Subsidiaries in the ordinary and usual course of business consistent with past business practice, except for such liabilities or obligations as may be contested by any of the Subsidiaries in good faith;

(d)

except in the ordinary course of business not to incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances;

(e)

not to, directly or indirectly, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities in relation to the Business other than (i) those in the ordinary course including those contemplated as part of the 2012 Budget, (ii) as required by Applicable Law, or (iii) in connection with the transactions contemplated in this Agreement;

(f)

to use reasonable commercial efforts, to cause the Subsidiaries’ respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)

cooperate, and the Subsidiaries shall cause their respective officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, resolving any disputes and audits with respect to all taxable periods relating to Taxes, and in any other matters relating to Taxes and shall timely pay all Taxes arising before the Closing Date;

(h)	change any accounting method, principle or practice of the Subsidiaries except for any changes as required by Applicable Laws;

(i)

not to adopt any resolution or enter into any agreement providing for an amalgamation, merger, consolidation, reorganization, liquidation, dissolution or other extraordinary transaction, adopt any plan of liquidation or reorganize, amalgamate or merge with any other Person; and

(j)

subject to any obligations of confidentiality to which the Vendor or Subsidiaries are party to or subject to, keep the Purchaser fully informed as to all material decisions or actions required or required to be made with respect to the operations of the Business, and the Vendor will allow representatives of the Purchaser to participate in any material decision making process with respect to any decision regarding the Business.

ARTICLE 5 - AREA OF INTEREST

5.1	Right to Acquire

The parties hereto agree that an area of interest (“Area of Interest”) shall include all mineral property and surface interests within an area of two (2) kilometres from any point on the outer perimeter of the El Cubo Property and the Guadalupe y Calvo Property, respectively. In the event that the Vendor or any of its Affiliates acquires, obtains a right to acquire or is instrumental in arranging for the acquisition of an interest in the Area of Interest within two (2) years of the Closing Date, such Person shall offer such interest to the Purchaser, subject to the Purchaser’s acceptance thereof within sixty (60) days of the date of receipt of written notice of such offer, on condition that the Purchaser shall pay to the vendor the vendor’s actual (out of pocket) costs for such property interests.

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF THE VENDOR

6.1	Vendor’s Representations and Warranties

The Vendor represents and warrants to the Purchaser as follows:

(a)

the Vendor is duly incorporated, amalgamated, or continued, validly existing, and in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, amalgamation, or continuance, and has all necessary corporate power, authority and capacity to own the Purchased Shares and to carry on its business as presently conducted;

(b)

each of the Subsidiaries is duly incorporated, amalgamated, or continued, validly existing, and in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, amalgamation, or continuance, and has all necessary corporate power, authority and capacity to own the Projects and to carry on the Business as presently conducted;

(c)

the authorized and issued share capital of each Subsidiary together with the number, class and kind of shares issued and outstanding in respect of each Subsidiary are as set forth on Schedule “C” hereto;

(d)

the only subsidiaries of Mexgold are CM del Cubo, AGCH and Metales, and the Vendor and Mexgold own and have good title to all the shares set forth in Schedule “C” as the legal and beneficial owner thereof, free and clear of all Encumbrances (other than the Bank Encumbrance), and all of the outstanding shares of each Subsidiary have been duly and validly issued and are outstanding as fully paid and non-assessable shares;

(e)

the Vendor has due and sufficient right and corporate authority to enter into this Agreement on the terms and conditions set forth and the Vendor will on the Closing Date, have, due and sufficient right and corporate authority to transfer the legal and beneficial title and ownership of the Purchased Shares to the Purchaser as contemplated herein;

(f)

except for the Purchaser pursuant to this Agreement and except pursuant to the Bank Encumbrance, no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

(i)

to require any Subsidiary to issue any shares or other securities in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in its capital;

	(ii)	for the issue or allotment of any unissued shares in any Subsidiary;

	(iii)	to require any Subsidiary to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital; or

	(iv)	to acquire any of the Subsidiaries’ shares, including the Purchased Shares;

(g)

each of the Subsidiaries has complied with all Applicable Laws, orders, judgments and decrees except where such non-compliance would, individually or in the aggregate, not have a Material Adverse Effect;

(h)

each of CM del Cubo, AGCH and Metales has fully complied with all Applicable Laws regulating Mexican foreign exchange obligations, including obligations relating to (a) any inflow or outflow of funds from or to Mexico, (b) financings received from non- Mexican counterparties, (c) purchase of foreign currency or US-Dollar denominated securities in the Mexican foreign exchange market, (d) capital contributions and irrevocable capital contributions, (e) import of goods, and (f) reporting requirements, except where the failure to comply would not have a Material Adverse Effect;

(i)

CM del Cubo owns and has good title to the Owned Concessions that form part of the El Cubo Property as the legal and beneficial owner thereof, free of all Encumbrances, except for the Permitted Encumbrances and the Bank Encumbrance;

(j)

AGCH owns and has good title or will at Closing own and have good title to the Owned Concessions that form part of the Guadalupe y Calvo Property as the legal and beneficial owner thereof, free of all Encumbrances, except for the Permitted Encumbrances and the Bank Encumbrance;

(k)

each of the Subsidiaries has good and sufficient right, title and interest in and to its owned Assets free and clear of all Encumbrances, except (i) Permitted Encumbrances and (ii) the Bank Encumbrances;

(l)	other than the Properties, none of the Subsidiaries holds or has any interest in any other mineral properties or mineral assets;

(m)

Schedules “A” and “B” hereto set forth a true, correct and complete list and description of all of the mining concessions owned by AGCH or CM del Cubo, as the case may be, each of which is legally and beneficially owned by such Subsidiary (the “Owned Concessions”), and a description of all of the mining concessions leased to CM del Cubo (the “Leased Concessions”). None of AGCH or CM del Cubo is party to or bound by any Material Contract other than those referred to in Schedule “E”;

(n)	the leases and agreements in respect of the Leased Concessions are in full force and effect;

(o)

attached Schedule “F” is a list of all items of the Equipment owned by each Subsidiary. The applicable Subsidiary is the legal and beneficial owner of such Owned Equipment free and clear of all Encumbrances, other than Permitted Encumbrances;

(p)

attached as Schedule “F” is a list of all leases relating to any Equipment leased by each Subsidiary as lessee or lessor (the “Equipment Leases”) and such Equipment Leases are in full force and effect;

(q)	all Material Contracts are listed in Schedule “E” attached hereto. True and complete copies of all Material Contracts have been delivered to the Purchaser by the Vendor;

(r)

none of the Subsidiaries is party to or bound by any Material Contract except for the Material Contracts listed in the Schedules, all of which are in full force and effect and unamended (unless so indicated in the Schedule), and in respect of which, no default exists on the part of any Subsidiary or, to the best of the knowledge of the Vendor on the part of any of the other parties thereto in each case, giving any party thereto a right to termination, accelerated payment or payment of any penalty fees or other compensation thereunder. The Vendor is not aware of any intention on the part of any of the other parties to any Material Contract to terminate any of them;

(s)

Schedule 6.1(s) hereto contains a complete list of the names of all individuals who are employees or individuals engaged on contract to provide employment or similar services for each of the Subsidiaries or the Business (in this section, “employees”);

(t)

except for claims by employees under social security legislation which, if adversely determined, would not, either individually or in the aggregate, have a Material Adverse Effect and except as disclosed in Schedule 6.1(t), there are no written complaints, claims or charges pending or outstanding or, to the best of the knowledge of the Vendor, anticipated, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of any Subsidiary under or in respect of any employment related legislation under Applicable Laws. Except as disclosed in Schedule 6.1(t) ,there are no appeals pending involving any Subsidiary in respect of social security legislation and all levies, assessments and penalties made against any Subsidiary or the Business pursuant to workers’ compensation legislation and which are due and not subject to an appeal have been paid. The Vendor is not aware of any audit currently being performed by any Governmental Authority, and all payments required to be made in respect of termination or severance pay under employment related legislation under Applicable Laws in respect of former employees or employees which are due and payable and not subject to any appeal or legal proceeding have been made;

(u)

other than the Union Contract, none of the Subsidiaries has entered into any collective agreement with any labour union or employee association or made any commitments to or conducted any negotiations with any labour union or employee association with respect to any future collective agreement and no other arrangements have been made with, or payments of any kind have been made to, the National Workers’ Union or other union or collective organization of employees or related individuals which are not disclosed in this Agreement;

(v)

the Union Contract is in good standing, has not been terminated, amended or assigned, has been extended by agreement between the parties thereto until February 18, 2013 and other than as set forth in Schedule 6.1(t), the Subsidiaries have performed all of their respective covenants, agreements and obligations contained in the Union Contract in all material respects and neither the Subsidiaries nor to the knowledge of the Vendor, the National Workers’ Union, are in default of any provisions thereunder;

(w)	all amounts required to be withheld by each Subsidiary from its respective employees’ salaries and to be paid to any governmental body under any statute have been withheld and paid;

(x)

except as set forth in Schedule 6.1(t), there are no labour disputes, material grievances, employee claims or actions, strikes or lockouts currently in existence or, to the knowledge of the Vendor, threatened with respect to or against the Subsidiaries;

(y)	all current insurance policies of the Subsidiaries are listed in Schedule “H” hereto;

(z)

each of the Subsidiaries hold all authorizations, approvals, orders, licenses, Permits or consents issued by any Governmental Authority which are necessary in connection with the conduct and operation of the Business and the ownership, leasing or use of its Assets as the same are now owned, leased, used conducted or operated except where the failure to hold such authorization, approval, order or license, Permit or consent would not have a Material Adverse Effect (the “Necessary Permits”). All Necessary Permits are listed in Schedule “G” hereto;

(aa)

the mining concessions listed in Schedules “A” and “B” hereto have been validly located and are duly recorded and in good standing in accordance with the laws of Mexico and no Subsidiary is subject to any outstanding official communication or remedial order or any written notice in respect of which it has not complied regarding the Owned or Leased Concessions;

(bb)

the Subsidiaries have paid all applicable fees and taxes in respect of the mining concessions and surface lands listed in Schedules “A” and “B” hereto which are due and payable by them and all work of sufficient value required by Applicable Laws to be performed by them upon such concessions or fees payable in lieu thereof and all necessary filings in respect thereof, have been duly completed or paid in accordance with Applicable Laws;

(cc)

all rentals, payments and obligations (including by way of fees for mineral concessions), royalties, overriding royalty interests and other payments which are due or payable by any Subsidiary on or prior to the date of this Agreement under or with respect to the Properties have been properly and timely paid in all material respects;

(dd)

all exploration activities conducted in connection with the Business by or on behalf of any Subsidiary have been undertaken in accordance with good exploration practices and in material compliance with all Applicable Laws, including filing of production reports and other filings required by Applicable Laws, except where such conduct (including any failure to act) would not have a Material Adverse Effect;

(ee)

all of the Assets are in good operating condition, fit for their intended use and in a good state of maintenance and repair for equipment of similar age relative to the standards of maintenance and repair maintained by other companies carrying on similar business in Mexico;

(ff)

each of the Las Torres Lease and the Leased Concessions is in good standing and has not been terminated, amended or assigned and the relevant Subsidiary has observed and performed all of its covenants, agreements and obligations contained in the Las Torres Lease and or the Leased Concessions, as applicable, required to be observed or performed by it except where the failure to observe or perform would not have a Material Adverse Effect;

(gg)

the Vendor has provided the Purchaser with a true and complete copy of all material Technical Information in its control or possession or in the control or possession of the Subsidiaries, including, without limitation, reports as to estimated aggregate ore reserves and resources of the Properties. There has been no material reduction, and the Vendor is not aware of any information which will result in a material reduction, in the aggregate amount of reserves or in the aggregate amount of mineralized material of the Properties from the amounts set forth in such report except for (i) such reductions in reserves that have resulted from production in the ordinary course of business, and (ii) such reductions in mineralized material that have resulted from reclassifications of mineralized material as reserves. All development and operating plans for all operating mines, mills, processing facilities and refineries related to the Business have been prepared in accordance with good mining practices;

(hh)

each Subsidiary has sufficient right, title or interest in and to sufficient surface rights and such rights of entry and exit to and from the Properties and the surfaces thereof as are necessary to carry on the Business in the manner in which it is currently carried on;

(ii)

other than the Permitted Encumbrances, none of the Subsidiaries has entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair its right, title and interest in and to the Properties or the air, surface, entry and easement rights relating to the Properties;

(jj)

all easements, rights-of-way, and other similar appurtenant interests necessary for the conduct of the Business are in good standing, and all obligations thereunder have been performed in all material respects, and none of the Subsidiaries is in breach or default in any material respect under any such Permitted Encumbrance;

(kk)

all of the tailings, tailings ponds, tailings dams, and other tailings impound areas related to the Business are held pursuant to the Las Torres Lease and are located on the surface rights to the Properties;

(ll)

the Business has been conducted in compliance with all Environmental Laws and all Environmental Permits except where the failure to be in compliance would have a Material Adverse Effect or where listed in Schedule 6.1(ll). Each of the Subsidiaries has obtained and currently maintains all Environmental Permits required for the ownership or operation of the Business, all such Environmental Permits are in good standing and there are no Actions or Environmental Notices which have been delivered to the Vendor or any Subsidiary or which are pending or, to the knowledge of the Vendor have been initiated or threatened, to modify or revoke any such Environmental Permit. No Subsidiary is subject to any outstanding Environmental Notice or remedial order or any written notice in respect of which it has not complied, or any claim alleging a violation of Environmental Law, including pursuant to any Release or disposal or in respect of any personal injury, property damage, or damage to the Environment made, asserted or prosecuted by or on behalf of any Governmental Authority or any third party (whether based on negligent acts or omissions, statutory liability, or strict liability without fault or otherwise) other than as listed in Schedule 6.1(ll);

(mm)

neither the Vendor nor any Subsidiary has caused or permitted any Hazardous Material to remain, be Released, made subject to disposal or discharged either on, in, over, from or under the Environment, including the Properties, or to be transported other than in accordance with all Environmental Permits and all Applicable Laws or as listed in Schedule 6.1(ll);

(nn)

the Vendor has disclosed and made available to the Purchaser all Environmental Notices and remedial orders which any Subsidiary has received, or to which a Subsidiary is or has been made subject. No Subsidiary has been charged with or convicted of an offence for non-compliance with or breach of any Environmental Law nor to the knowledge of the Vendor is any Subsidiary currently subject to any Environmental related liability which has not been disclosed to the Purchaser or as listed in Schedule 6.1(ll). Except as disclosed to the Purchaser or other than as listed in Schedule 6.1(ll), no Subsidiary has been fined or otherwise sentenced for non-compliance with or breach of any Environmental Law for which a fine remains unpaid or a sentence remains outstanding;

(oo)

each of the Subsidiaries has provided all material reports and information to the appropriate Governmental Authority as required by such Governmental Authority pursuant to all applicable Environmental Laws and the Environmental Permits;

(pp)

the execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Vendor and this Agreement has been duly executed and delivered by the Vendor and constitutes a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(qq)

neither the execution and delivery of this Agreement by the Vendor nor the completion and performance of transactions contemplated herein will, subject to obtaining the Key Vendor Regulatory Approvals and the Key Third Party Consents: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) or give rise to any Encumbrance in favour of a third party on or in respect of the Purchased Shares, under any of the provisions of the charter documents of the Vendor and the Subsidiaries or any contract, order, licence, authorization, statute, regulation or judgment to which the Vendor or any Subsidiary is a party or by which the Vendor or any Subsidiary is bound, or (ii) violate any laws applicable to the Vendor, any Subsidiary or any of their respective properties or assets, except in the case of (i) and (ii) above, for any such violations, conflicts, breaches, defaults, terminations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not cause a Material Adverse Effect or significantly impede the ability of the Vendor to consummate the transactions contemplated herein;

(rr)

there is no action, suit, litigation, arbitration proceeding, governmental proceeding, or to the best knowledge of the Vendor any investigation or claim, including appeals and applications for review, in progress, threatened or pending against, or relating to the Business or the Projects or the Subsidiaries which would have a Material Adverse Effect and there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against any Subsidiary;

(ss)

no Subsidiary has received any notice of expropriation of all or any of the Properties nor has knowledge of any expropriation proceeding pending or threatened in writing against or affecting the Properties;

(tt)	the Vendor is a “resident” of Canada within the meaning of s. 116 of the Income Tax Act (Canada);

(uu)

each of the Subsidiaries has timely paid, collected, withheld or remitted all material amounts of Taxes due and payable by each of the Subsidiaries including all instalments on account of material amounts of Taxes for the current year that are due and payable by each of the Subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Authority. The Financial Statements reflect an adequate reserve, in accordance with IFRS, for all material amounts of Taxes which are not yet due and payable in respect of periods ending on or prior to the date of such financial statements and each of the Subsidiaries has made adequate provision in accordance with IFRS in their books and records for any material amounts of Taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements;

(vv)

each of the Subsidiaries has timely filed (or there have been filed on their behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by such entity for taxable periods ending on or before the Closing Date (taking into account all valid extensions of due dates) and such Tax Returns are true, correct and complete in all material respects, and all Taxes that were due and payable on or prior to the Closing Date have been duly paid in accordance with Applicable Laws and each of the Subsidiaries is registered with the National Registry of Foreign Investment and has timely filed with the appropriate Governmental Authorities all economic or financial reports on foreign investment;

(ww)

each of the Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Authority all material amounts of Taxes it is required by Applicable Laws to so deduct or collect and remit;

(xx)

no federal, state, local or foreign audits or other legal proceedings are presently pending with regard to any Taxes or Tax Returns of any Subsidiary, and no Subsidiary has received a written notice of any pending Tax audits or Tax-related legal proceedings;

(yy)

no taxing authority (whether domestic or foreign) has asserted, or, to the knowledge of the Vendor is threatening to assert, against any Subsidiary any deficiency or claim for Taxes. No claim has ever been made by any Governmental Authority in a jurisdiction where any of the Subsidiaries do not file Tax Returns that such Subsidiary is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction;

(zz)	there are no liens for Taxes in force against any Subsidiary;

(aaa)	except to the extent recorded or accrued in the Financial Statements or the financial statements of the Vendor, no Subsidiary has any contingent tax liabilities;

(bbb)

to the Vendor’s knowledge, none of CM del Cubo, AGCH and Metales has received any funds from any Person organized, incorporated, domiciled or located in low-tax jurisdictions (considered to be “tax havens” under Mexican tax regulations) or from any account opened or held with any bank or other person organized, incorporated, domiciled or located in such jurisdictions;

(ccc)

no act or proceeding has been taken by or against any of the Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of any of the Subsidiaries nor, to the knowledge of the Vendor, is any threatened, or the appointment of a trustee, receiver, manager or other administrator of any of the Subsidiaries or any of their respective properties or assets. None of the Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or equivalent legislation of Mexico;

(ddd)

the corporate records and minute books of each of the Subsidiaries have or will by the Closing Date have been maintained in accordance with all Applicable Laws and be complete and accurate in all material respects. In all material respects, the financial books and records and accounts of each of the Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of property or assets of each of the Subsidiaries, and (iii) accurately and fairly reflect the basis for the Financial Statements;

(eee)

the Financial Statements were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of each of the Subsidiaries. Except as required by Applicable Law, there has been no material change in the Subsidiaries accounting policies since December 31, 2011;

(fff)

except to the extent recorded or accrued in the Financial Statements or incurred subsequent to the date of the balance sheet included in the Financial Statements in the ordinary and usual course of business, none of the Subsidiaries has any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise), and any liabilities or obligations incurred in the ordinary and usual course of the Business since the date of the balance sheet included in the Financial Statements have not had a materially adverse impact on the financial condition of each of the Subsidiaries;

(ggg)	since December 31, 2011, no Subsidiary has:

(i) transferred, assigned, sold or otherwise disposed of any Assets, or cancelled any debts or claims except in each case in the ordinary and usual course of business;

	(ii)	incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary and usual course of business;

(iii)

modified, amended or terminated any Material Contract or arrangement to which a Subsidiary was a party, or waived or released any contractual right which a Subsidiary has or had, other than in the ordinary course of its business;

(iv)

issued or sold any shares in the capital of any Subsidiary or any warrants, bonds, debentures or other corporate securities of any Subsidiary or issued, granted or delivered any right, option or other commitment for the issue of any such or other securities of any Subsidiary;

(v)

discharged or satisfied any Encumbrances, or paid any Liability, other than current liabilities or the current portion of long term liabilities disclosed in the Financial Statements or current liabilities incurred since December 31, 2011 in the ordinary and usual course of business;

(vi)

declared, made, or committed itself to make any payment of any dividend or other distribution in respect of any of its shares, nor has it purchased, redeemed, subdivided, consolidated, or reclassified any of its shares;

	(vii)	suffered an operating loss or any extraordinary loss or entered into any material commitment or transaction not in the ordinary and usual course of business;

	(viii)	waived or surrendered any right of substantial value;

	(ix)	made any gift of money or of any Assets to any Person or sold any of the Assets;

	(x)	amended or changed or taken any action to amend or change its constating documents;

	(xi)	paid or agreed to pay any pension, bonus, share of profits or other similar benefit to, any director, employee or officer or former director, employee or officer of any Subsidiary;

	(xii)	mortgaged, pledged, subjected to any lien, granted an option or a security interest in respect of or otherwise encumbered any of the Properties or Assets; or

	(xiii)	authorized or agreed or otherwise have become committed to do any of the foregoing;

(hhh)

none of the Subsidiaries nor the Vendor on behalf of the Subsidiaries or, to the best of the Vendor’s knowledge, their employees, officers or other representatives or related individuals have made any payments or provided any gifts in any way relating to the Business in breach of the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Actor the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

(iii)

the Vendor has filed all documents on SEDAR required to be filed by it in accordance with applicable Canadian securities laws in respect of the Business. As of their respective dates (and the dates of any amendments thereto), the documents and information comprising the Vendor's Disclosure Documents, insofar as such documents relate to the Business, are correct in all material respects and there has been no change in any material respect in any of the information contained in the Vendor's Disclosure Documents insofar as such information relates to the Subsidiaries, the Business and the Projects, except for changes that are reflected in a subsequently filed document included in the Vendor's Disclosure Documents;

(jjj)

the most recent estimated indicated, measured and inferred mineral resources and/or probable or proven reserves, as applicable, disclosed by the Vendor under its profiles on SEDAR with respect to the Properties prior to the date of this Agreement have been prepared and disclosed in accordance with accepted mining, engineering, geoscience and other approved industry practices and all Applicable Laws, including NI 43-101. The information provided by the Vendor to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. No material mineral deposits are subject to illegal occupation. Except for reductions in the ordinary course, there has been no material reduction in the aggregate amount of estimated mineral resources or reserves of the Properties from the most recent amounts disclosed by the Vendor under its profile on SEDAR.

(kkk)

the Vendor understands that the Payment Shares (x) have not been registered under the U.S. Securities Act, (y) are being issued to it in reliance on an exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S, (z) may not be offered or sold in the United States or to or for the account or benefit of a U.S. Person unless registered under the U.S. Securities Act or pursuant to an available exemption from such registration requirements, and that the Purchaser is relying upon the truth and accuracy of the representations and warranties of the Vendor set forth herein in order to determine the applicability of such exclusion and the suitability of the Vendor to acquire the Payment Shares; in connection therewith the Vendor represents and warrants that:

	(i)	at the time of origination and on the date and execution and delivery of this Agreement (x) the Vendor was outside the United States; (y) the Vendor is not a U.S. Person and is not acquiring the Payment Shares for the account or benefit of a U.S. Person and (z) the Vendor is domiciled and has its principal place of business outside the United States;

	(ii)	the Vendor is acquiring the Payment Shares for its own account and not with a view to any resale, distribution or other disposition of the Payment Shares in the United States in violation of the U.S. Securities Act and any applicable securities laws of any state of the United States;

	(iii)	the Vendor does not have a pre-arranged agreement with a buyer located in the United States, with a U.S. Person or with a person acting for the account or benefit of a U.S. Person in connection with the issuance of the Payment Shares to it and is not a party to any contractual arrangements related to the distribution of the Payment Shares; and

	(iv)	the acquisition of the Payment Shares is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

6.2	Survival

The representations and warranties of the Vendor hereunder shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser the representations, warranties, covenants and agreements of the Vendor shall (except where otherwise specifically provided in this Agreement) survive the Closing and shall continue in full force and effect for a period of one year from the Closing Date for all matters except:

(a)

the representations, warranties, covenants and agreements of the Vendor with respect to Taxes which shall survive the Closing and continue in full force and effect until the day following expiration of all periods allowed for objecting and appealing the determination of any proceedings relating to any assessment or reassessment of the applicable Subsidiary by any taxing authority in respect of any taxation period ending on or prior to the Closing Date or in which the Closing Date occurs, unless an objection or appeal has been filed or a bona fide notice of a claim shall have been made in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim;

(b)

the representations, warranties, covenants and agreements of the Vendor in section 6.1(d) as they relate to title to the Purchased Shares and the absence of any Encumbrance (other than the Bank Encumbrance, which shall be discharged on the Closing Date) affecting such title shall survive the Closing and continue in full force and effect indefinitely;

6.3	Reliance

The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1	Purchaser’s Representations and Warranties

The Purchaser represents and warrants to the Vendor as follows:

(a)

each of the Purchaser and its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. All of the issued and outstanding shares of capital stock in the subsidiaries of the Purchaser are duly authorized and validly issued, as fully paid and non-assessable, and all such shares are held directly or indirectly through one or more wholly-owned subsidiaries, by the Purchaser. Each of the Purchaser and its subsidiaries (i) has all material licenses, permits, certificates, orders and other authorizations of or from any Governmental Authority necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect;

(b)

the authorized share capital of the Purchaser consists of an unlimited number of common shares and as of the close of business on April 4, 2012, there are issued and outstanding 87,777,861 common shares. In addition, as of the close of business on April 4, 2012, an aggregate of 3,676,800 common shares are issuable upon the exercise of the outstanding options and an aggregate of 1,649,201 common shares are issuable pursuant to outstanding warrants. Except as disclosed above, as of the close of business on April 4, 2012 there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Purchaser of any securities of the Purchaser (including common shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Purchaser (including common shares) or subsidiaries of the Purchaser. All outstanding common shares of the Purchaser have been duly authorized and validly issued, are fully paid and non-assessable. All securities of the Purchaser have been issued in compliance with all Applicable Laws. As of the close of business on April 4, 2012, there are no outstanding contractual or other obligations of Purchaser or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries;

(c)

the Purchaser is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial securities laws in each of the provinces of Canada. The Purchased Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Purchaser has filed all reports that it is required to file under section 13(a) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Governmental Authority, is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken. The common shares are listed and posted for trading on the TSX and the NYSE. The Purchaser is in compliance in all material respects with all requirements of the TSX and the NYSE;

(d)

the Purchaser has publicly filed all documents on SEDAR required to be filed by it in accordance with applicable Canadian securities laws. The documents and information comprising the Purchaser’s Disclosure Documents, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable securities laws, and any amendments to the Purchaser’s Disclosure Documents required to be made have been filed on a timely basis with the securities regulatory authorities or the TSX. As of the date of this Agreement, the Purchaser has not filed any confidential material change report with any securities authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act (British Columbia)) in any of the information contained in the Purchaser’s Disclosure Documents, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser’s Disclosure Documents;

(e)

the Purchaser’s audited financial statements as at and for the fiscal years ended December 31, 2011 and December 31, 2010 (including the notes thereto and related management’s discussion and analysis) (collectively, the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Purchaser and its subsidiaries on a consolidated basis. Except as required by Applicable Law, there has been no material change in the Purchaser’s accounting policies since December 31, 2011;

(f)

the Purchaser and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Purchaser Financial Statements or incurred in the ordinary course of business since the date of the most recent Purchaser Financial Statements filed on SEDAR prior to the date of this Agreement;

(g)

there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of the Purchaser, threatened affecting the Purchaser or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Authority, including matters arising under Environmental Laws which, individually or in the aggregate will have an Purchaser Material Adverse Effect;

(h)

the most recent estimated indicated, measured and inferred mineral resources and/or probable or proven reserves, as applicable, disclosed with respect to the Purchaser’s mineral properties in the Purchaser’s Disclosure Documents prior to the date of this Agreement have been prepared and disclosed in accordance with accepted mining, engineering, geoscience and other approved industry practises and all Applicable Laws, including NI 43-101. The information provided by Purchaser to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. Except for reductions in the ordinary course, there has been no material reduction in the aggregate amount of estimated mineral resources or reserves of the Purchaser’s mineral properties from the amounts disclosed in the Purchaser’s Disclosure Documents;

(i)	the Purchaser has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds, to pay the Cash to be paid pursuant to the Agreement;

(j)

the Purchaser and its subsidiaries have complied with and are not in violation of any Applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have an Purchaser Material Adverse Effect;

	(k)	neither the Purchaser nor any of its Affiliates own any common shares of the Vendor;

(l)

the Payment Shares will, upon issuance in accordance with the terms of this Agreement, be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser and listed and posted for trading on the TSX free of any resale restrictions under applicable Canadian securities laws;

	(m)	the Purchaser has good and sufficient authority to enter into this Agreement on the terms and conditions set forth herein;

(n)

neither the execution and delivery of this Agreement by the Purchaser nor the completion and performance of the transactions contemplated herein will violate, contravene, result in a breach of or default under, or be contrary to Applicable Laws, any of the provisions of the charter documents of the Purchaser or any contract, order, licence, authorization, statute, regulation or judgment to which the Purchaser is a party or by which the Purchaser is bound or subject; and

(o)

the execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate or shareholder proceedings on the part of the Purchaser is necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement (and for greater certainty, the issuance of the Payment Shares does not require the approval of the Purchaser’s shareholders pursuant to the published policies or rules of the TSX or NYSE) and this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

7.2	Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and, notwithstanding the Closing, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendor for one year from the Closing Date.

7.3	Reliance

The Purchaser acknowledges and agrees that the Vendor has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Vendor and that no information which is now known or should be known or which may hereafter become known to any of the Vendor or its professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 8 - COVENANTS OF THE VENDOR

8.1	Vendor’s Covenants

The Vendor hereby covenants with and to the Purchaser that:

(a)

commencing from the period of execution of this Agreement up to and including the Closing Date, the Vendor shall ensure that the representations and warranties of the Vendor set forth in section 6.1 remain true and correct;

(b)	the Vendor will promptly notify the Purchaser in writing if:

	(i)	the Vendor becomes aware that any of the representations and warranties of the Vendor in this Agreement are untrue or inaccurate in any material respect; or

	(ii)	there has been, or is reasonably expected to be, any breach of any covenant or agreement of the Vendor contained in this Agreement;

(c)

the Vendor shall not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated herein or would render, or that could reasonably be expected to render, any representation or warranty made by the Vendor in this Agreement untrue or inaccurate in any material respect at any time prior to the Closing Time if then made, or that would or could have a Material Adverse Effect;

(d)

prior to the Closing Date, the Vendor shall apply for and use commercially reasonable efforts to obtain all Key Vendor Regulatory Approvals and, in doing so, keep the Purchaser reasonably informed as to the status of the proceedings related to obtaining the Key Vendor Regulatory Approvals, including providing the Purchaser with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to Applicable Laws) to the Purchaser’s outside counsel on an “external counsel” basis), in order for Purchaser to provide its reasonable comments thereon, which shall be given due and reasonable consideration;

(e)

the Vendor shall defend all lawsuits or other legal, regulatory or other proceedings against Vendor challenging or affecting this Agreement or the consummation by the Vendor of the transactions contemplated hereby;

(f)

prior to the Closing Date, all loans receivable by the Vendor from any of the Subsidiaries shall be assigned by the Vendor to Mexgold in exchange for shares of Mexgold or such other mutually agreed upon arrangement without adverse tax consequence to either the Vendor or the Purchaser;

(g)	at the Closing, the Vendor shall deliver to the Purchaser the documents set forth in section 13.2;

(h)

in the event the Vendor and Purchaser are unsuccessful in obtaining the assignment and novation of the Vendor’s rights and obligations under the Las Torres Lease prior to the Closing Time, at such time as the Letter of Credit is no longer required under the Las Torres Lease and is released to the Vendor, the Vendor shall promptly deliver the funds remaining thereunder (up to a maximum of $1,000,000) to the Purchaser;

(i)

prior to the Closing Date, the Vendor shall use its commercially reasonable efforts to make available to the Purchaser (which shall include but not be limited to, making all necessary contractual arrangements and obtaining all necessary third party or regulatory approvals) the services of the Key Personnel of the Vendor or the Subsidiaries at the El Cubo Property for a period of up to six (6) months following the Closing at the sole cost and expense of the Purchaser. For greater certainty, the Vendor shall not be required to make the services of Hans Kersten available to the Purchaser or any Subsidiary after the Closing and following the Closing Date Hans Kersten shall be employed solely by the Vendor;

(j)

from and after the Closing Date until the date that is four (4) months and one (1) day after the Closing Date, the Vendor shall, subject to any confidentiality obligations the Vendor may be subject to, use its commercially reasonable efforts to provide the Purchaser with three (3) days prior written notice (a “Sale Notice”) of any sale by the Vendor of Purchased Shares in excess of one (1%) percent of the issued and outstanding common shares of the Purchaser at the relevant time;

(k)

the Vendor has no current intent to acquire any securities of the Purchaser other than the Payment Shares and covenants to not acquire any further securities of the Purchaser until the expiry of six (6) months following the Closing Date; and

(l)	the Vendor shall remain responsible for the Conagua fine of 800,000 pesos and shall forthwith pay that amount to the Purchaser if, as and when it becomes payable in whole or in part.

ARTICLE 9 - COVENANTS OF THE PURCHASER

9.1	Purchaser’s Covenants

The Purchaser hereby covenants with and to the Vendor that:

(a)

commencing from the period of execution of this Agreement up to and including the Closing Date, the Purchaser shall ensure that the representations and warranties of the Purchaser set forth in section 7.1 remain true and correct on the Closing Date;

	(b)	the Purchaser will promptly notify the Vendor in writing if:

		(i)	the Purchaser becomes aware that any of the representations and warranties of the Purchaser in this Agreement are untrue or inaccurate in any material respect; or

		(ii)	there has been, or is reasonably expected to be, any breach of any covenant or agreement of the Purchaser contained in this Agreement;

(c)

the Purchaser shall not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated herein or would render, or that could reasonably be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect at any time prior to the Closing Time if then made, or that would or could have a Purchaser Material Adverse Effect;

(d)

prior to the Closing Date, the Purchaser shall apply for and use commercially reasonable efforts to obtain all Key Purchaser Regulatory Approvals and, in doing so, keep Vendor reasonably informed as to the status of the proceedings related to obtaining the Key Purchaser Regulatory Approvals, including providing Vendor with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to Applicable Laws) to Vendor’s outside counsel on an “external counsel” basis), in order for Vendor to provide its reasonable comments thereon, which shall be given due and reasonable consideration;

(e)	the Purchaser shall, subject to the terms and conditions of this Agreement, pay the aggregate consideration to be paid pursuant to this Agreement in the manner provided for in this Agreement;

(f)

the Purchaser shall defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting this Agreement or the consummation by the Purchaser of the transactions contemplated hereby;

(g)

the Purchaser shall not, directly or indirectly, do or permit to occur any of the following (and shall not publicly announce any intention to undertake any of the following) at any time from the date hereof until the Business Day following the Closing Date without the prior consent of the Vendor, such consent not to be unreasonably withheld or delayed:

(i)

amend its articles or by-laws or the terms of the common shares of the Purchaser in a manner that could have a material adverse effect on the market price or value of the Payment Shares to be issued pursuant to the Arrangement;

	(ii)	split, consolidate or reclassify any of the common shares of Purchaser; or

	(iii)	reduce capital in respect of the common shares of the Purchaser;

(h)

prior to the Closing Date, the Purchaser shall apply for and use commercially reasonable efforts to obtain approval of the listing on the NYSE of the Payment Shares and conditional approval of the listing and posting for trading on the TSX of the Payment Shares to be issued in accordance with the terms of this Agreement, subject only to the customary listing conditions of the TSX and the NYSE;

(i)

the Purchaser shall from the date hereof until the earlier of (i) the date that the Vendor has sold all the Payment Shares and (ii) the date that is 4 months following the Closing Date (A) conduct its business in the ordinary course and (B) use its commercially reasonable efforts to maintain (i) its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Applicable Laws and (ii) the listing of its common shares on the TSX and NYSE, provided that this covenant shall not prevent the Purchaser from completing any transaction which would result in the Purchaser ceasing to be a “reporting issuer” so long as the holders of common shares of the Purchaser receive securities of an entity which is listed on the TSX or the NYSE or the holders of the common shares have approved the transaction in accordance with applicable laws;

(j)

the Purchaser shall keep strictly confidential the terms of any Sale Notice received by it and the fact that it has received a Sale Notice and the terms of the Confidentiality Agreement shall apply mutatis mutandis to the Sale Notice;

(k)	at the Closing, the Purchaser shall deliver to the Vendor the documents set forth in section 13.3; and

(l)

the Purchaser hereby covenants with and to the Vendor that from and after the Closing Date, none of the Purchaser, any Subsidiary or any of their respective affiliates shall use the name “AuRico” in association with any of its, the Subsidiaries or any of their respective affiliates’ activities or corporate or other entities and the Purchaser shall cause AGCH to change its name to another name containing no reference to AURICO within 90 days of the Closing Date.

ARTICLE 10 - LAS TORRES LEASE AND NON-ASSIGNABLE OBLIGATIONS

10.1	Mutual Covenants

From the date hereof until the Closing Date, the Vendor and the Purchaser shall use their best efforts to obtain an assignment and novation of the rights and obligations of the Vendor under the Las Torres Lease to the Purchaser effective as of the Closing Time, in a form and substance satisfactory to the Purchaser and Vendor, acting reasonably. It is acknowledged and agreed that any such assignment and novation shall provide for, among other things, (i) the Vendor assigning all of its right, title and interest and obligations in or to the Las Torres Lease to the Purchaser; (ii) all parties to the Las Torres Lease shall agree to release the Vendor from all obligations and Liabilities thereunder; (iii) the Purchaser shall become a party to the Las Torres Lease by way of novation; and (iv) the Purchaser shall agree to perform the obligations of the Vendor. For greater certainty, the Vendor shall not be required to expend any monies or incur any liabilities in connection with such assignment and novation other than legal and administrative fees in the ordinary course to effect such assignment and novation.

10.2	Las Torres Lease

In the event the Vendor and the Purchaser are unsuccessful in obtaining the assignment and novation of its rights and obligations under the Las Torres Lease prior to the Closing Time, the following shall apply:

(a)

subject to the terms and conditions hereof, the Purchaser covenants and agrees with the Vendor that it shall enter into the Assumption Agreement attached hereto as Schedule I and from and after the Closing Time (i) it will fully discharge, perform and fulfil the Assumed Obligations and (ii) it shall cause the Subsidiaries to fully discharge, perform and fulfill their respective obligations under the Las Torres Lease;

(b)

the Vendor agrees that from and after the Closing Time it shall use its commercially reasonable efforts to obtain an assignment and novation of the rights and obligations of the Vendor under the Las Torres Lease to the Purchaser, in a form and substance satisfactory to the Vendor and the Purchaser, acting reasonably. It is acknowledged and agreed that any such assignment and novation shall provide for, among other things, (i) the Vendor assigning all of its right, title and interest in or to the Las Torres Lease to the Purchaser; (ii) all parties to the Las Torres Lease shall agree to release the Vendor from all obligations and Liabilities thereunder; (iii) the Purchaser shall become a party to the Las Torres Lease by way of novation; and (iv) the Purchaser shall agree to perform the obligations of the Vendor;

(c)

from and after the Closing Time, the Vendor authorizes the Purchaser, to the extent permitted by Applicable Law and the terms of the Las Torres Lease, at the Purchaser’s sole cost and expense, to perform all of the Vendor’s obligations under the Las Torres Lease;

(d)

until such time as the rights and obligations of the Vendor under Las Torres Lease have been assigned to the Purchaser, the Vendor shall hold its rights and obligations under the Las Torres Lease in trust for the benefit of Purchaser for the term of the Las Torres Lease (including the Force Majeure Extension but not for any renewal (whether or not automatic) or extension) and the covenants and obligations thereunder shall be fully performed by Purchaser (and the Vendor shall be fully indemnified and held harmless in respect thereof by the Purchaser in accordance with the provisions of Article 15) and all benefits and obligations existing thereunder shall be for the sole account of Purchaser;

(e)

for greater certainty, neither this Agreement, the Assumption and Release Agreement nor any other ancillary document shall constitute an assignment or an attempted assignment by the Vendor of its rights and obligations under the Las Torres Lease unless all required approvals and consents to do so have been obtained;

(f)

the Purchaser shall be responsible for all costs and expenses incurred by the Vendor in the performance under or of the enforcement of the rights under the Las Torres Lease and Purchaser shall promptly pay to the Vendor any sums required to be paid by it in connection therewith (it being agreed that Vendor is entitled to request payment from Purchaser in advance) and if Purchaser fails to do so, Vendor shall not be required to make such payments and notwithstanding that the Las Torres Lease may thereby terminate, lapse or be in default and any such termination, lapse or default shall not derogate or diminish the obligations of the Purchaser under this Agreement or the rights of the Vendor under this Agreement;

(g)

nothing in this Agreement shall require the Vendor to perform any obligations under the Las Torres Lease or to enforce its rights thereunder until it has received the applicable amount from Purchaser in cash and received such other assurances or indemnities as may reasonably be required to undertake such action and if Purchaser fails to do so Vendor shall not be required to undertake such action notwithstanding that the Las Torres Lease may thereby lapse and any such termination or lapse shall not derogate or diminish the obligations of the Purchaser under this Agreement or the rights of the Vendor under this Agreement;

(h)

the Vendor shall not be required to hold the Las Torres Lease in trust for a period in excess of the term of such contract (including any Force Majeure Extension) and nothing in this Article 10 shall require Vendor to extend or renew (whether or not automatic or not) the Las Torres Lease;

(i)

from and after the Closing Time, the Purchaser covenants and agrees in favour of the Vendor that (i) it shall cause the Subsidiaries to carry on the Business as it relates to the Las Torres Lease in the ordinary course and (ii) it shall not permit any amendment, modification or waiver (other than the Force Majeure Extension) without first obtaining the prior written consent of the Vendor;

(j)

the Purchaser shall provide the Vendor with a monthly report as to compliance by the Subsidiaries with the Las Torres Lease. In addition, the Purchaser shall promptly advise the Vendor in writing of (A) any potential Liability which could become a Liability for which the other parties to the Las Torres Lease would have a claim against the Vendor or any Subsidiary and (B) (i) any breach, actual or threatened, by any of the Subsidiaries under the Las Torres Lease, (ii) any allegation of breach by the Subsidiaries of the Las Torres Lease by any Person and (iii) any circumstances which could give rise to a breach (or a claim for breach) by any of the Subsidiaries of the Las Torres Lease; and

(k)

for greater certainty, nothing in this Agreement shall obligate the Vendor to make any payment to any person or to pay any other charge or fee or to make additional payments, guarantees or financial contributions or arrangements or to institute legal or arbitration or other proceedings including without limitation, any such payments, arrangements or other actions to obtain any consents, waivers or approvals or to maintain in good standing the Las Torres Lease, in any case for which the Vendor is not otherwise compensated in full by the Purchaser.

ARTICLE 11 - CLOSING CONDITIONS OF THE PURCHASER

11.1	Purchaser’s Conditions

The Purchaser’s obligations to complete the purchase of the Purchased Shares shall be subject to the following conditions:

(a)

all representations and warranties of the Vendor in favour of the Purchaser as contained in this Agreement shall be true and correct in all material respects to the extent not qualified by materiality or Material Adverse Effect and in all respects to the extent qualified by materiality or Material Adverse Effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(b)

all covenants to be performed by the Vendor by the Closing Date as contained in this Agreement shall have been performed and the Vendor shall have complied in all material respects with its covenants in this Agreement;

(c)

the minute books of Mexgold shall have been delivered to the Purchaser and shall be complete and accurate as to form and content in all material respects and shall not contain or disclose any materially adverse information or facts which have not previously been disclosed to the Purchaser;

(d)

the Vendor having obtained by the Closing Date all necessary (i) approvals from applicable Governmental Authorities, including the Key Vendor Regulatory Consents and (ii) third party consents, including the Key Vendor Third Party Consents; and

(e) since the date of this Agreement, there shall not have been any Material Adverse Effect.

The foregoing conditions are provided for the sole benefit of the Purchaser (excepting paragraph (c) which is provided for the mutual benefit of the Vendor and the Purchaser) and may be waived in whole or in part by the Purchaser at its sole discretion (except paragraph (c) which must be waived by each of the Purchaser and the Vendor). Notwithstanding any such waiver of paragraph (a), the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendor in this Agreement.

ARTICLE 12 - CLOSING CONDITIONS OF THE VENDOR

12.1	Vendor’s Conditions

The Vendor’s obligations to complete the sale of the Purchased Shares shall be subject to the following conditions:

(a)

all representations and warranties of the Purchaser in favour of the Vendor as contained in this Agreement shall be true and correct in all material respects to the extent not qualified by materiality or Purchaser Material Adverse Effect and in all respects to the extent qualified by materiality or Purchaser Material Adverse Effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(b)

all covenants to be performed by the Purchaser by the Closing Date as contained in this Agreement shall have been performed and the Purchaser shall have complied in all material respects with its covenants in this Agreement;

(c)

the Purchaser having obtained by the Closing Date all (i) necessary approvals from applicable Governmental Authorities, including the Key Purchaser Regulatory Consents and (ii) third party consents including the Key Purchaser Third Party Consents and, if required, any applicable shareholder approvals and third party consents;

(d)

the distribution of Payment Shares to the Vendor being exempt from, or otherwise not subject to the prospectus requirements of applicable Canadian securities laws and such prospectus exemption shall provide that the resale of the Payment Shares in Canada shall be subject to Section 2.6 of National Instrument 45-102 – Resale of Securities;

(e)

there shall not exist any prohibition under Applicable Law, including a cease trade order, injunction or other prohibition or order at law or under applicable legislation, against Purchaser which shall prevent the consummation trading of the common shares of the Purchaser or the Payment Shares;

(f)

if the assignment and novation of the Vendor’s rights and obligations under the Las Torres Lease has not been achieved by the Closing Time, the execution and delivery by the Purchaser to the Vendor of the Assumption and Release Agreement, substantially in the form of the agreement attached hereto as Schedule “I” (the “Assumption and Release Agreement”);

	(g)	since the date of this Agreement, there shall not have been any Purchaser Material Adverse Effect; and

	(h)	Purchaser shall have delivered evidence satisfactory to Vendor of the approval of the listing on the NYSE and the conditional listing on the TSX of the Payment Shares.

The foregoing conditions are provided for the sole benefit of the Vendor (excepting paragraph (c) which is provided for the mutual benefit of the Purchaser and the Vendor) and may be waived in whole or in part by the Vendor at its sole discretion (except paragraph (c) which must be waived by each of the Purchaser and the Vendor). Notwithstanding any such waiver of paragraph (a), completion of the purchase and sale contemplated by this Agreement by the Vendor shall not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement.

ARTICLE 13 - CLOSING

13.1	Closing Date and Location

The parties agree to complete the Closing upon the completion and satisfaction of all conditions set forth in sections 11.1 and 12.1 or the waiver thereof by the respective parties on or prior to Closing. Closing shall be completed at the Closing Time on the Closing Date at the offices of the Purchaser’s solicitors, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4, or at such other time or at such other location as may be mutually agreed upon in writing by the parties.

13.2	Vendor’s Closing Documents

At the Closing, the Vendor shall deliver to the Purchaser the following:

	(a)	the corporate minute books and all other books and records of each of the Subsidiaries;

(b)

a certificate of the Chief Executive Officer of the Vendor dated as of the Closing Date and certifying the truth and accuracy of the Vendor’s representations and warranties as of the Closing Date and certifying that all covenants to be performed by the Vendor by the Closing Time as contained in this Agreement have been so performed;

	(c)	duly signed resignations of the examiner, directors and officers of the Subsidiaries listed in Schedule 13.2(c);

(d)

a certified copy of resolutions of the directors of Mexgold authorizing the transfer of all of the issued and outstanding Mexgold Shares to the Purchaser, the registration of such shares in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing), the issue of share certificates representing the said shares registered in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing) and effecting the necessary changes in the directors and officers of Mexgold, as the Purchaser may direct;

(e)

share certificate(s) registered in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing) signed by an authorized representative of Mexgold representing all of the issued and outstanding Mexgold Shares;

	(f)	a certified copy of the register of members of Mexgold showing the Purchaser (or its nominee) as the sole registered owner of the Mexgold Shares;

(g)

a certified copy of resolutions of the examiner and attorneys-in-fact of each of Metales, CM del Cubo and AGCH authorizing the transfer of the Minority Shares to the Purchaser, the registration of such shares in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing), the issue of share certificates representing the said shares registered in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing) and effecting the necessary changes in the directors and officers of each of Metales, CM del Cubo and AGCH, as the Purchaser may direct;

(h)

share certificates representing the Minority Shares registered in the name of the Purchaser (or the Purchaser’s nominee, as the Purchaser may direct in writing) and duly signed by two authorized representatives of each of Metales, CM del Cubo and AGCH;

	(i)	a certified copy of the register of shareholders of each of Metales, CM del Cubo and AGCH showing the Purchaser (or its nominee) as the registered owner of the Minority Shares;

(j)

evidence satisfactory to the Purchaser of the revocation of powers of attorney and notified to the attorneys-in-fact listed in Schedule 13.2(j) previously granted by or on behalf of each of Metales, CM del Cubo and AGCH;

	(k)	executed assignment and novation of the rights and obligations of the Vendor under the Las Torres Lease, if this has been achieved by Closing;

(l)

releases, in form and substance satisfactory to the Purchaser, acting reasonably, executed by the Vendor in its capacity as a shareholder, in favour of each of the Subsidiaries releasing the Subsidiaries from any and all manner of Actions and liabilities whatsoever, in law or equity, which the Vendor ever had, now has or may have against each of the Subsidiaries for or by reason of any matter, cause or thing whatsoever done or omitted to be done by the Subsidiary up to the Closing;

(m)

all such other instruments of transfer, duly executed, which in the opinion of the Purchaser acting reasonably are necessary to effect and evidence the transfer of the Purchased Shares to the Purchaser free and clear of all Encumbrances; and

(n)

opinions of counsel to the Vendor satisfactory to the Purchaser in the form attached in Schedule J hereto as to (i) the corporate status and good standing of the Subsidiaries and the registered holders; (ii) the share capital of the Subsidiaries; (iii) the due authorization, execution and delivery of this Agreement by the Vendor and enforceability matters; and (iv) such other matters as the Purchaser may reasonably request.

13.3	Purchaser’s Closing Documents

At the Closing, the Purchaser shall deliver to the Vendor the following:

	(a)	the executed Assumption and Release Agreement in the event the assignment and novation of the Vendor’s rights and obligations under the Las Torres Lease has not been achieved by Closing;

	(b)	executed assignment and novation of the rights and obligations of the Vendor under the Las Torres Lease, if this has been achieved by Closing;

(c)

a certificate of the Chief Executive Officer of the Purchaser dated as of the Closing Date and certifying the truth and accuracy of the Purchaser’s representations and warranties as of the Closing Date and certifying that all covenants to be performed by the Purchaser by the Closing Time as contained in this Agreement have been so performed;

(d)

an opinion from legal counsel to the Purchaser in the form attached in Schedule J hereto as to the corporate status and good standing of the Purchaser, securities matters, due authorization, execution and delivery of this Agreement by the Purchaser and enforceability matters and such other matters as the Vendor may reasonably request;

(e)	that Cash portion of the Purchase Price by way of certified cheque or electronic transfer; and

(f)	share certificates representing the Payment Shares duly registered in the name of the Vendor (or its nominee, as the Vendor may direct in writing);

ARTICLE 14 - TERMINATION

14.1	Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of the Purchaser and the Vendor;

(b)

by either the Vendor or the Purchaser, if the Closing Date has not occurred on or prior to the Outside Date except that the right to terminate this Agreement under this Section 14.1(b) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur by such Outside Date;

(c)

by Vendor if any of the any of the conditions set forth in Section 12.1 is not satisfied, and such condition is incapable of being satisfied by the Outside Date provided in each case that the Vendor is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 11.1 not to be satisfied;

(d)

by the Purchaser if any of the any of the conditions set forth in Section 11.1 is not satisfied, and such condition is incapable of being satisfied by the Outside Date provided in each case the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 12.1 not to be satisfied;

(e)

subject to Section 14.2, by the Purchaser by written notice to the Vendor if (i) any representation or warranty of the Vendor contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in subsection 11.1(a) would be incapable of satisfaction, or (ii) the Vendor is in default in any material respect of any of its covenants or obligations herein such that the condition in subsection 11.1(b) would be incapable of satisfaction, provided in each case the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 12.1 not to be satisfied; and

(f)

subject to Section 14.2, by the Vendor by written notice to the Purchaser if (i) any representation or warranty of the Purchaser contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in subsection 12.1(a) would be incapable of satisfaction, or (ii) the Purchaser is in default in any material respect of any of its covenants or obligations herein such that the condition in subsection 12.1(b) would be incapable of satisfaction, provided in each case that the Vendor is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 11.1 not to be satisfied.

14.2	Cure Period

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Closing Time of any event or state of facts which occurrence or failure would, or would be likely to:

	(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any respect on the date hereof or at the Closing Time; or

	(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Closing.

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 14.1(e) and Vendor may not exercise its right to terminate this Agreement pursuant to Section 14.1(f) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect or Purchaser Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

14.3	Effect of Termination

	(a)	The Party desiring to terminate this Agreement pursuant to Section 14.1 (other than pursuant to Section 14.1(a) shall give written notice of such termination to the other Party.

(b)

If this Agreement is terminated pursuant to Section 14.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 14.3(b) and 14.3(c) and Sections 16.1, 17.2, 17.4, 17.6 to 17.11 (inclusive) as well as the Confidentiality Agreement shall survive any termination hereof pursuant to Section 14.1.

(c)

Notwithstanding the termination of this Agreement by the Vendor pursuant to any of subsection 14.1(b), subsection 14.1(c) or subsection 14.1(f), the Vendor may bring an action against the Purchaser for damages suffered by the Vendor where the non- performance, non-fulfillment or non-compliance of or with the relevant condition is a result of a breach of covenant, representation or warranty by the Purchaser.

(d)

Notwithstanding the termination of this Agreement by the Purchaser pursuant to any of subsection 14.1(b), subsection 14.1(d) or subsection 14.1(e) the Purchaser may bring an action against the Vendor for damages suffered by Purchaser where the non-performance, non-fulfillment or non-compliance of or with the relevant condition is a result of a breach of covenant, representation or warranty by the Vendor.

ARTICLE 15 - INDEMNIFICATION

15.1	Indemnification of Purchaser

The Vendor agrees to indemnify and save harmless the Purchaser and its officers, directors, employees, agents, solicitors, accountants, professional advisors and other representatives (collectively, the “Purchaser Indemnified Parties” and individually, a “Purchaser Indemnified Party”) from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a) any misrepresentation or inaccuracy of any representation or warranty of the Vendor contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(b)

any breach or non-performance by the Vendor of any term or covenant to be performed by the Vendor which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

15.2	Vendor’s Limitations

The indemnity obligations of the Vendor under section 15.1 shall be limited in the following respects:

(a)

the Vendor shall only be liable for a Purchaser Indemnified Party’s Losses in respect of which a claim for indemnity is made by the Purchaser Indemnified Party on or before the applicable expiry dates for the survival of such representations and warranties as set out in section 6.2;

(b)

no obligation on the part of the Vendor to indemnify a Purchaser Indemnified Party for Losses shall arise until the aggregate amount of all Losses in respect of which a claim for indemnity has been made by the Purchaser Indemnified Party exceeds $1,000,000 and such obligation shall only apply to the aggregate amount of such Purchaser Indemnified Party’s Losses in excess of $1,000,000;

(c)

the aggregate indemnification obligations of the Vendor resulting from one or more claims for Losses made against the Vendor by a Purchaser Indemnified Party under Section 15.1 hereof shall be limited to Fifty Million Dollars ($50,000,000);

(d)

for greater certainty, the limitations in this Section 15.2 shall have no application to any claim for Losses made by a Purchaser Indemnified Party against the Vendor that is based on (i) fraud or (ii) the failure by the Vendor to pay the amount owing by it, if any, to the Purchaser on account of the Adjustment Amount; and

(e)

the Vendor shall not be liable for any Losses result from or relating to any misrepresentation or inaccuracy of any representation or warranty in this Agreement if the Purchaser had knowledge of such misrepresentation or inaccuracy before the Closing Date.

15.3	Indemnification of Vendor

The Purchaser agrees to indemnify and save harmless the Vendor and its officers, directors, employees, agents, solicitors, accountants, professional advisors and other representatives (collectively, the “Vendor Indemnified Parties” and individually, a “Vendor Indemnified Party”) from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a) any misrepresentation or inaccuracy of any representation or warranty of the Purchaser contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(b)

any breach or non-performance by the Purchaser of any term or covenant to be performed by the Purchaser which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(c)

any breach or non-performance by the Purchaser of its obligations under Article 10, the breach or non-performance by any Subsidiary of their obligations under the Las Torres Lease where assignment and novation of the Vendor’s rights and obligations thereunder has not been achieved by the Closing, or any liability, cost or expense incurred by the Vendor in respect of the Assumed Obligations.

15.4	Purchaser’s Limitations

The indemnity obligations of the Purchaser under section 15.3 shall be limited in the following respects:

(a)

the Purchaser shall only be liable for a Vendor Indemnified Party’s Losses in respect of which a claim for indemnity is made by the Vendor Indemnified Party on or before the applicable expiry dates for the survival of such representations and warranties as set out in section 7.2;

(b)

no obligation on the part of the Purchaser to indemnify a Vendor Indemnified Party for Losses shall arise until the aggregate amount of all Losses in respect of which a claim for indemnity has been made by the Vendor Indemnified Party exceeds $1,000,000 and such obligation shall only apply to the aggregate amount of such Vendor Indemnified Party’s Losses in excess of $1,000,000;

(c)

the aggregate indemnification obligations of the Purchaser resulting from one or more claims for Losses made against the Purchaser by a Vendor Indemnified Party under Section 15.3 (other than 15.3(c) hereof) shall be limited to Fifty Million Dollars ($50,000,000).

(d)

for greater certainty, the limitations in this Section 15.4 shall have no application to any claim for Losses made by a Vendor Indemnified Party against the Purchaser that is based on (i) fraud, (ii) the failure by the Purchaser to pay the amount owing by it to the Vendor on account of the Adjustment Amount or any Contingent Payment or (iii) any of the matters specified in Section 15.3(c); and

(e)

the Purchaser shall not be liable for any Losses result from or relating to any misrepresentation or inaccuracy of any representation or warranty in this Agreement if the Vendor had knowledge of such misrepresentation or inaccuracy before the Closing Date.

15.5	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof (“Third Party Claim Notice”), but in any event no later than 30 days after receipt of written notice of such Third Party Claim. The Third Party Claim Notice shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The omission so to notify the Indemnifier shall not relieve the Indemnifier from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifier to exercise its right to defend as provided in this Article 15.

15.6	Defence of Third Party Claims

The Indemnifier may participate in or assume the defence of such Third Party Claim by giving notice (“Defence Notice”) to that effect to the Indemnified Party not later than 30 days after receiving the Third Party Claim Notice (the “Defence Period”). The Indemnifier’s right to do so shall be subject to the rights of any insurer or other third party who has potential liability in respect of that Third Party Claim. The Indemnifier shall pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall co operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier and may participate in such defence assisted by counsel of its own choice at its own expense.

15.7	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”)

(a) those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim, and

(b)

all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim, subject to confidentiality and solicitor-client privilege, and shall otherwise co operate with the Defending Party. The Indemnifier shall be responsible for all reasonable expenses associated with making such documents, records and materials available, and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder, which expense shall not exceed the actual cost to the Indemnified Party associated with such employees.

15.8	Settlement of Third Party Claims

If an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 15.6 the Indemnifier shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnifier fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Party, the Indemnifier shall not enter into or cause any compromise or settlement of any Third Party Claim unless:

(a) the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably; and

(b) the Third Party Claim and any claim or liability of the Indemnified Party with respect thereto is being fully satisfied because of the compromise and settlement and the Indemnified Party is being released from any and all obligations or liabilities it may have with respect to the Third Party Claim and any claim or liability which may arise in respect thereof to other Persons as a result of the claim being asserted against such other Persons by the Person making the Third Party Claim.

15.9	Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 15 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure.

15.10	Reductions and Subrogation

If the amount of any Loss incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the Prime Rate, shall promptly be repaid by the Indemnified Party to the Indemnifier. Upon making a full Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party that is not an Affiliate of the Indemnified Party in respect of the Loss to which the Indemnity Payment relates but only if the Indemnifier shall then be in compliance with its obligations under this Agreement in respect of such Loss. Until the Indemnified Party recovers full payment of its Loss, any and all Claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, the Indemnified Party and Indemnifier shall duly execute upon request all instruments reasonably necessary to evidence and perfect such postponement and subordination.

15.11	Payment and Interest

(a)

All amounts to be paid by an Indemnifier pursuant to this Article 15 shall bear interest at a rate per annum equal to the Prime Rate, calculated and payable monthly, both before and after judgment, with interest on overdue interest at the same rate, from the date that the Indemnified Party disbursed funds, suffered damages or losses or incurred a loss, liability or expense in respect of a Loss for which the Indemnifier is liable to make payment pursuant to this Article 15, to the date of payment by the Indemnifier to the Indemnified Party.

(b)

Each Indemnifier shall pay the amount of any Loss with all accrued interest thereon within ten Business Days of (i) the Indemnifier and the Indemnified Party agreeing to the amount of such Loss payable by the Indemnifier; or (ii) a Final Decision that the Indemnifier is liable for the Loss.

15.12	Survival, Non-Waiver

The rights, remedies and recourses of the Buyer and the Sellers hereunder shall not be affected by the Closing Date having occurred, by a Party lawfully terminating or failing to terminate this Agreement or by any other event or matter whatsoever except a specific and duly authorized written waiver or release executed by the Vendor or the Purchaser, as applicable.

15.13	Rights in Addition

The rights of indemnity set forth in this Article 15 are in addition and supplemental to any other rights, actions, claims or causes of action which may arise in respect of this Agreement and the transactions contemplated hereby.

ARTICLE 16 - ARBITRATION

16.1	Arbitration

Except as otherwise provided in this Agreement, all disputes arising under this Agreement shall be submitted to arbitration conducted under the International Commercial Arbitration Rules of Procedure of the British Columbia International Commercial Arbitration Centre (the “Rules”). The case shall be administered by the British Columbia International Commercial Arbitration Centre (“BCICAC”) in accordance with the Rules and this section 16.1, as follows:

(a)

all disputes shall be adjudicated by one arbitrator appointed by the parties’ mutual consent. If the parties are unable to mutually appoint an arbitrator, each party shall nominate one person who together with each other party’s nominee, shall mutually appoint the arbitrator within 15 Business Days of the commencement of negotiations to resolve the dispute. If the nominees cannot or do not jointly appoint an arbitrator within such time period, any party may apply to the BCICAC to appoint the presiding arbitrator in accordance with the Rules;

	(b)	the place of arbitration will be in Vancouver, British Columbia;

(c)

any award or determination of the arbitrator will be final and binding on the parties and there will be no appeal on any ground, including, for greater certainty, any appeal on a question of law, a question of fact, or a question of mixed fact and law;

(d)

the arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the parties, between or among the parties in such manner as the arbitrator considers reasonable; and

(e)

the governing laws will be the laws of British Columbia and the federal laws of Canada applicable therein and the parties agree that the subject matter of dispute is international and the International Commercial Arbitration Act (British Columbia) will apply.

ARTICLE 17 - GENERAL

17.1	Survival

The provisions of sections 6.2, 7.2, 8.1(h), (i) and (j), 9.1(i) and (j), 10.2 and Articles 15 and 16 shall survive the Closing Date and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the Closing Date.

17.2	Entire Agreement

This Agreement (including the exhibits and schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings (including the Letter of Intent), both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

17.3	Further Assurances

The parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

17.4	Costs

Each Party’s legal costs in connection with the preparation of this Agreement and the completion of the transactions contemplated herein shall be for their own account, whether or not the transactions contemplated hereby are completed.

17.5	Time of the Essence

Time shall be of the essence in this Agreement.

17.6	Governing Law

This Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

17.7	Counterparts

This Agreement may be executed in any number of counterparts with the same effect as if all of the parties hereto had signed the same document and all counterparts (including copies thereof received via facsimile or electronic mail) will be construed together and constitute one and the same instrument.

17.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

17.9	Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

17.10	Public Disclosure

All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the Purchaser and the Vendor and neither the Purchaser nor the Vendor shall act unilaterally in this regard without the prior approval of the other Party (such approval not to be unreasonably withheld), except where required to do so by law or by the applicable regulations or polices of the Toronto Stock Exchange, or any provincial, federal or other regulatory agency of competent jurisdiction.

[remainder of page left intentionally blank]

17.11	Notices

All notices, payments and other required communications to be delivered hereunder shall be in writing and shall be addressed respectively as follows:

(a) if to the Vendor:

AuRico Gold Inc.
110 Yonge Street, Suite 1601 Toronto, Ontario, M5C 1T4
Fax: (647) 260-8881

Attention: Chief Executive Officer

(b) if to the Purchaser:

Endeavour Silver Corp.
Suite 301, 700 West Pender Street
Vancouver, British Columbia V6C 1G8

Fax: (604) 685-9744

Attention: Chief Executive Officer

All notices shall be given by personal delivery or by facsimile communications and shall be effective and deemed delivered at the time of actual delivery, as established by confirmation of delivery.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

ENDEAVOUR SILVER CORP.

Per:	“Bradford Cooke”
Authorized Signatory

AURICO GOLD INC.

Per:	“René Marion”
Authorized Signatory

SCHEDULE “1.1(a)”
2012 BUDGETS

1)	2012 Budget spreadsheet

2)	2012 Budget presentation

SCHEDULE “1.1(tt)”
KEY PERSONNEL

1)	None.

SCHEDULE “1.1(uu)”

KEY PURCHASER REGULATORY APPROVALS

1.	The approval from the Mexican Antitrust Commission (Comisión Federal de Competencia Económica).

2.	NYSE approval for the listing of the Payment Shares on the NYSE.

3.	TSX approval for the listing of the Payment Shares on the TSX.

SCHEDULE “1.1(vv)”

KEY PURCHASER THIRD PARTY CONSENTS

None.

SCHEDULE “1.1(ww)”
KEY VENDOR REGULATORY APPROVALS

1)	Anti-trust in Mexico

SCHEDULE “1.1( xx)”
KEY VENDOR THIRD PARTY CONSENTS

1)	The consent to the assignment and novation of the rights and obligations of AuRico under the Las Torres lease in accordance with Article 10 of the agreement.

2)	Bank of Nova Scotia, relating to the credit facility

SCHEDULE “6.1(ll)”
ENVIRONMENTAL LIABILITIES

1.	Conagua Fine levied for pollution of water at Tajo Plant

2.	Remediation of soil and water contamination and hazardous substance release around Tajo Plant

SCHEDULE “6.1(s)”
LIST OF EMPLOYEES

[redacted – list of employees]

SCHEDULE “6.1(t)”
LABOUR CLAIMS

[redacted – list of labour claims]

SCHEDULE “13.2(c)”
RESIGNATIONS OF THE DIRECTORS AND OFFICERS

[redacted – list of directors and officers to resign]

SCHEDULE “13.2(j)”
STOCK POWER OF ATTORNEY ENDORSED BY THE VENDOR

[redacted – list of stock powers of attorney]

SCHEDULE “A”
EL CUBO PROPERTY

[redacted – list of El Cubo and Las Torres concessions]

SCHEDULE “B”
GUADALUPE Y CALVO PROPERTY

[redacted – list of Guadalupe y Calvo concessions]

SCHEDULE “C”
SHARE CAPITAL STRUCTURE

[redacted – description of corporate structures]

SCHEDULE “D”
PERMITTED ENCUMBRANCES

1)	As there are no equipment leases for Cubo, there are no encumbrances associated with leases or equipment financing.

2)	Bank of Nova Scotia’s credit facility.

SCHEDULE “E”
MATERIAL CONTRACTS

[redacted – list of material contracts]

SCHEDULE “F”
EQUIPMENT – OWNED AND LEASED

1)	Fixed asset register as of Feb 29, 2012.

SCHEDULE “G”
NECESSARY PERMITS

[redacted – list of necessary permits]

SCHEDULE “H”
INSURANCE POLICIES

1)	AuRico self-insures Cubo.

SCHEDULE “I”
ASSUMPTION AND RELEASE AGREEMENT

[redacted – copy of Assumption and Release Agreement]

SCHEDULE “J”
VENDOR AND PURCHASER LEGAL OPINIONS

[redacted – description of legal opinions]